Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of FLY Leasing Limited for the registration of common shares, preference shares, debt securities, warrants, subscription rights and units and to the incorporation by reference therein of our reports dated March 16, 2012, with respect to the consolidated financial statements and schedule of FLY Leasing Limited and the effectiveness of internal control over financial reporting of FLY Leasing Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2011 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

January 17, 2013